Exhibit 99.43

BLACK MAMMOTH METALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Black Mammoth Metals Corporation

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Black Mammoth Metals Corporation (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of the material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024 and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that there is no assurance that the Company will achieve profitable operations, become cash flow positive or be able to raise additional debt or equity financing. As stated in Note 1, the Company intends to raise additional funding in the form of equity financing. These matters, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined that there is the following key audit matter to communicate in our auditor’s report.

Key audit matter:	How our audit addressed the key audit matter:
Assessment of impairment indicators of Exploration and evaluation assets.	Our approach to addressing the matter included the following procedures, among others:
Refer to note 3 – Use of estimates and judgements, note 4 – Accounting policy for Exploration and evaluation assets and note 8 Exploration and evaluation assets	Evaluated the reasonableness of management’s assessment of impairment indicators, which included the following:

Management assesses at each reporting period whether there is an indication that the carrying value of exploration and evaluation assets may not be recoverable. Management applies significant judgement in assessing whether indicators of impairment exist that necessitate impairment testing. Internal and external factors, such as (i) a significant decline in the market value of the Company’s share price; (ii) changes in the Company’s assessment of whether commercially viable quantities of mineral resources exist within the properties; and (iii) changes in metal prices, capital and operating costs, are evaluated by management in determining whether there are any indicators of impairment.

We considered this a key audit matter due to (i) the significance of the exploration and evaluation asset balance and (ii) the significant audit effort and subjectivity in applying audit procedures to assess the factors evaluated by management in its assessment of impairment indicators, which required significant management judgement.

•

Assessed the Company’s market capitalization in comparison to the Company’s net assets, which may be an indication of impairment.

•

Assessed the completeness of the factors that could be considered indicators of impairment, including consideration of evidence obtained in other areas of the audit.

•

Confirmed that the Company’s right to explore the properties had not expired.

•

Obtained management’s written representations regarding the Company’s future plans for the exploration and evaluation assets.

•

Assessed the reasonability of the Company’s financial statement disclosure regarding their exploration and evaluation assets.

Other Information

Management is responsible for the other information. The other information comprises the information included in “Management’s Discussion and Analysis” but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is James Roxburgh.

Chartered Professional Accountants

Vancouver, BC, Canada April 30, 2026

BLACK MAMMOTH METALS CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	As at December 31,	As at December 31,
	2025	2024

ASSETS

Current Assets
Cash	$1,322,340	$3,399,917
Commodity tax recoverable	4,546	3,682
Prepaids	17,349	9,132
	1,344,235	3,412,731

Mineral advances (Note 8)	111,864	158,762
Reclamation bonds (Note 5)	91,227	53,490
Equipment (Note 6)	22,164	31,663
Exploration and Evaluation Assets (Note 8)	9,048,620	3,443,990

Total Assets	$10,618,110	$7,100,636

LIABILITIES

Current Liability
Accounts payable and accrued liabilities	$109,726	$78,227
Due to related parties (Notes 10 and 14)	130,649	-
	240,375	78,227

Due to related parties (Notes 10 and 14)	-	234,809

Total Liabilities	240,375	313,036

EQUITY

Share Capital (Note 9)	23,128,047	19,148,949
Reserves (Note 9)	2,529,411	2,310,967
Accumulated Deficit	(15,279,723)	(14,672,316)
Total Equity	10,377,735	6,787,600

Total Liabilities and Equity	$10,618,110	$7,100,636

Nature of operations and going concern (Note 1) Subsequent events (Note 17)

Approved on behalf of the Board of Directors:

“Mark Abrams”	“Dustin Henderson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED
DECEMBER 31,
	2025	2024
Operating Expenses
Depreciation (Note 6)	$9,499	$7,242
Foreign exchange loss	83,468	1,405
Interest, penalties and bank charges (Note 10)	5,111	9,143
Loss on debt settlements (Note 10)	-	12,400
Management fees (Note 10)	75,646	49,981
Office administration and other	24,161	47,589
Professional fees	73,658	77,872
Property investigations	22,925	36,192
Share-based compensation (Notes 9 and 10)	256,572	254,875
Shareholder communications	23,879	10,746
Transfer agent and regulatory fees	24,831	69,252
Travel and entertainment	7,657	23,340
Write-off of accounts payable	-	(13,442)
Net Loss and Comprehensive Loss for the Year	$(607,407)	$(586,595)

Basic and Diluted Loss Per Share	$(0.02)	$(0.02)

Weighted Average Number of Shares Outstanding, Basic and Diluted	36,544,160	25,617,472

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	SHARE CAPITAL		RESERVES
	SHARES	AMOUNT	EQUITY SETTLED SHARE-BASED PAYMENTS	WARRANTS	SUBSCRIPTION RECEIVED IN ADVANCE	ACUMULATED DEFICIT	EQUITY

Balance, December 31, 2023	15,876,871	$12,404,074	$1,211,429	$803,643	$40,000	$(14,085,721)	$373,425

Private placement	14,700,000	6,560,000	-	-	(40,000)	-	6,520,000
Share issuance cost – cash	-	(50,400)	-	-	-	-	(50,400)
Share issuance cost – finder’s warrants	-	(49,400)	-	49,400	-	-	-
Share issued for debt	1,240,000	161,200	-	-	-	-	161,200
Exercise of options	94,500	28,225	(8,380)	-	-	-	19,845
Exercise of warrants	635,000	95,250	-	-	-	-	95,250
Share-based compensation	-	-	254,875	-	-	-	254,875
Net loss and comprehensive loss for the year	-	-	-	-	-	(586,595)	(586,595)

Balance, December 31, 2024	32,546,371	19,148,949	1,457,924	853,043	-	(14,672,316)	6,787,600

Exercise of options	60,000	33,048	(13,428)	-	-	-	19,620
Exercise of warrants	7,781,000	3,946,050	-	(24,700)	-	-	3,921,350
Share-based compensation	-	-	256,572	-	-	-	256,572
Net loss and comprehensive loss for the year	-	-	-	-	-	(607,407)	(607,407)

Balance, December 31, 2025	40,387,371	$23,128,047	$1,701,068	$828,343	$-	$(15,279,723)	$10,377,735

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31,	2025	2024

Cash Flows (Used In) Provided By:

Operating Activities
Net loss for the year	$(607,407)	$(586,595)
Adjustments for:
Depreciation	9,499	7,242
Foreign exchange – reclamation bond	2,578	1,231
Foreign exchange – due to related parties	(4,161)	6,821
Loss on debt settlements	-	12,400
Share-based compensation	256,572	254,875
Write-off of accounts payable	-	(13,442)
Changes in non-cash working capital accounts:
Commodity tax recoverable	(864)	(1,451)
Prepaids	(8,217)	(8,712)
Accounts payable and accrued liabilities	(31,218)	43,693
Due to related parties	(13,617)	(253,926)
Long-term payables	-	(783)
	(396,835)	(538,647)

Investing Activities
Mineral advances	(16,282)	(158,762)
Exploration and evaluation expenditures	(5,565,115)	(2,223,985)
Acquisition of IDA Mining	-	(188,029)
Reclamation bonds	(40,315)	(39,905)
Equipment	-	(37,250)
	(5,621,712)	(2,647,931)

Financing Activities
Proceeds from private placements	-	6,520,000
Proceeds from exercise of warrants	3,921,350	19,845
Proceeds from exercise of options	19,620	95,250
Share issuance costs	-	(50,400)
Repayment of loan payable	-	(40,000)
	3,940,970	6,544,695

Change in Cash	(2,077,577)	3,358,117

Cash, Beginning of Year	3,399,917	41,800

Cash, End of Year	$1,322,340	$3,399,917

Supplemental Cash Flow Information:
Reclassification of mineral advances to exploration and evaluation assets	$63,180	$-
Accounts payable included in exploration and evaluation assets	$62,717	$-
Due to related parties included in exploration and evaluation assets	$86,382	$221,192
Fair value of options exercised	$13,428	$-
Fair value of finder’s warrants exercised	$24,700	$-

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on August 17, 2004 in British Columbia, Canada and began active operations on that date.

The Company is a natural resource company engaged in the acquisition and exploration of resource properties in Idaho, Nevada, California, Utah, Arizona, New Mexico, and Oregon. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company. The Company is listed on the TSX Venture Exchange, having a symbol BMM.V.

The address of the Company’s corporate office and principal place of business is Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, Canada.

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company had a net loss of $607,407 for the year ended December 31, 2025 and, as of that date, had an accumulated deficit of $15,279,723.

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive or raise additional debt and/or equity capital. Management intends to continue to raise additional funding in the form of equity financing from the sale of common stock to improve the working capital position, but there is no assurance that the Company will be successful in achieving this goal. These factors may cast significant doubt on the use of the going concern basis of accounting used in the preparation of these consolidated financial statements. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business, and these adjustments may be material.

2.	BASIS OF PRESENTATION

a)	Statement of Compliance

These consolidated financial statements including comparatives have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2026.

b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Name of Subsidiary	Country of Incorporation	Ownership interest at December 31, 2025	Ownership interest at December 31, 2024
Black Mammoth Gold Corporation	United States	100%	100%
Antelope Creek Gold Corporation	United States	100%	100%
IDA Mining Corporation	United States	100%	100%

On February 5, 2024, the Company completed the acquisition of IDA Mining Corporation (“IDA Mining”), a company incorporated under the laws of the States of Nevada, USA, by entering into a share purchase agreement to acquire all of the issued and outstanding shares of IDA Mining. IDA Mining holds an option to acquire a 100% interest in the American Mine property located in San Bernardino County, California (Note 7).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (Continued)

b)	Principles of Consolidation (Continued)

As at December 31, 2025, the principal activity of the Company’s subsidiaries was that of holding companies. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Intercompany transactions and balances are eliminated on consolidation.

c)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency.

3.	USE OF ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year that could result in a material adjustment of the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical accounting judgments:

i)	Impairment of exploration and evaluation assets

Assets or cash-generating units are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s exploration and evaluation assets.

ii)	Going Concern

The Company’s assessment of its ability to raise sufficient funds to finance operations involves significant judgments. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

3.	USE OF ESTIMATES AND JUDGMENTS (Continued)

Critical accounting estimates:

i)	Economic recoverability and probability of future benefits of exploration and evaluation costs

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures is unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

ii)	Recognition of deferred income tax assets

Management is required to assess the recoverability of deferred income tax assets, which arise from the differences between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12 Income Taxes, to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized.

4.	MATERIAL ACCOUNTING POLICY INFORMATION

Translation of Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for all entities within the Company is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting year, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are reflected in profit or loss for the year.

Financial Instruments

Financial instruments consist of financial assets and financial liabilities and are initially recognized at fair value along with, in the case of a financial asset or liability not at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit and loss.

The Company classifies its financial assets and financial liabilities in the following measurement categories:

i)	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss); and
ii)	those to be measured at amortized cost.

The Company’s financial assets and liabilities are recorded and measured as follows:

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial Instruments (Continued)

Financial assets

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost using the effective interest method. All other financial assets are measured at their fair values at the consolidated statement of financial position date, with any changes taken through profit and loss or other comprehensive income.

The Company has classified its financial assets as follows:

•	Cash is measured at fair value with changes to fair value subsequent to initial recognition being recorded in profit or loss for the period in which they occur.
•	Reclamation bond is measured at amortized cost using the effective interest rate method. Interest income, where material, is recorded in profit or loss.

Impairment of financial assets

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost.

Financial liabilities

Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at fair value through profit or loss (irrevocable election at the time of recognition). Any fair value changes due to credit risk for liabilities designated at fair value through profit and loss are recorded in other comprehensive income.

The Company’s financial liabilities include accounts payable and accrued liabilities, and amounts due to related parties which are measured at amortized cost using the effective interest rate method. Interest expense, where material, is recorded in profit or loss.

The Company derecognizes a financial liability when the liability is extinguished by way of discharge, cancellation or expiry. There were no changes to the classification of financial instruments in the year ended December 31, 2025.

Exploration and Evaluation Assets

Upon acquiring the legal right to explore a property, costs related to the acquisition, exploration and evaluation are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related exploration and evaluation assets are reclassified as mining assets and amortized using the unit of production method. An exploration and evaluation asset is reviewed for impairment whenever events or circumstances indicate that its carrying value may not be recoverable.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the exploration and evaluation assets. If payments received exceed the capitalized cost of the exploration and evaluation assets, the excess is recognized as income in the year received. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Impairment of Non-Current Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and the asset’s value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the year.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Decommissioning and Restoration Provision

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the year incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the year.

At December 31, 2025, the Company had a $Nil (2024 - $Nil) decommissioning and restoration provision.

Equipment

Equipment is recorded at cost and depreciated using the declining balance method at the following rates per annum.

Equipment    30% per annum

Equipment that is withdrawn from use, or has no reasonable prospect of being recovered through use or sale, is regularly identified and written off. The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Subsequent expenditures relating to an item of equipment are capitalized when it is probable that future economic benefits from the use the assets will be increased. All other subsequent expenditures are recognized as repairs and maintenance.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Income Taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share Issue Costs

Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs and are deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related share capital or charged to operations if the shares are not issued.

Flow-through Shares

Canadian Income Tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and included in profit or loss at the same time the qualifying expenditures are made.

Earnings Per Share

The Company presents basic and diluted earnings (loss) per share for its common shares. Basic earnings (loss) per share is calculated by dividing the income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method which considers the potential exercise of outstanding financial instruments with equity purchase or conversion features. Diluted earnings per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Valuation of Equity Units Issued in Private Placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measured component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in a private placement is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Equity-based Compensation

The Company grants stock options and warrants to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options and compensatory warrants are measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Government Assistance

Government assistance from the Canada Emergency Business Account (“CEBA”) loans under federal COVID-19 response programs are recorded as a liability. Any forgivable portion of the assistance is not recorded as a gain until there is reasonable assurance that it will not be repayable.

New accounting standards

Any pronouncements are either not relevant to the Company or the impact of adopting them on its financial statements was not significant.

5.	RECLAMATION BONDS

The Company has provided a USD$27,992 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation on the Company’s mineral properties since abandoned. During the year ended December 31, 2019, USD$16,945 of the bond was returned to the Company for the portion of the restoration that has received final regulatory approval.

As at December 31, 2025, the carrying value of the reclamation bond was $15,123 (2024 - $15,569). The bond is classified as a long-term asset as it will not be recovered until the Division of Minerals approves restoration work that was completed during 2018.

During the year ended December 31, 2024, the Company provided a USD$26,142 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation for operations on the Company’s Happy Cat Property (Note 8). As at December 31, 2025, the carrying value of the reclamation bond was $35,789 (2024 - $37,921).

During the year ended December 31, 2025, the Company provided a USD$13,649 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation for operations on the Company’s Callaghan Property (Note 8). As at December 31, 2025, the carrying value of the reclamation bond was $18,685 (2024 - $Nil).

During the year ended December 31, 2025, the Company provided a USD$15,800 reclamation bond to the Division of Interior in the state of Idaho as security against future reclamation for operations on the Company’s Leadore Property (Note 8). As at December 31, 2025, the carrying value of the reclamation bond was $21,630 (2024 - $Nil).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

6.	EQUIPMENT

Equipment

Cost

Balance, December 31, 2023	$16,551
Additions	37,250

Balance, December 31, 2024 and December 31, 2025	$53,801

Accumulated deprecation
Balance, December 31, 2023	$14,896
Additions	7,242

Balance, December 31, 2024	22,138
Additions	9,499

Balance, December 31, 2025	$31,637

Carrying amounts
Balance, December 31, 2024	$31,663
Balance, December 31 2025	$22,164

7.	ACQUISTION OF IDA MINING CORPORATION

On January 18, 2024, the Company completed a share purchase agreement with the CEO and a director of the Company to acquire all of the issued and outstanding common shares of IDA Mining in consideration of the assignment and assumption of approximately USD$150,000 (CAD$188,029) in property costs incurred in connection with underlying option agreement. The Company will also incur an interest expense on the costs going forward at 9% per annum. During the year ended December 31, 2024, the Company recorded interest of $5,517. The balance was paid during the year ended December 31, 2024.

The transaction did not constitute a business combination, as IDA Mining did not meet the definition of a business under IFRS 3 – Business Combinations. As a result, the acquisition of IDA Mining was accounted for as an asset acquisition, whereby the purchase price was allocated to the identifiable assets and liabilities of the Company based on their relative fair values at the date of purchase. The net assets acquired pursuant to the acquisition were as follows:

Total Purchase Price:

Liabilities and expenses assigned and assumed	$ 188,029

Net assets acquired:

Exploration and evaluation assets	$ 188,029

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS

	Blanco Creek, Central Idaho	Leadore, Idaho	Christmas, Idaho	Barbara Mine, Oregon	Happy Cat Gold, Central Nevada	Quito Gold, Nevada	Amador, Nevada	Water Canyon, Nevada

Acquisition costs, December 31, 2023	$156,131	$-	$-	$-	$174,242	$-	$-	$-
Additions – cash	23,353	54,831	17,815	41,112	54,149	128,993	203,879	67,809
Acquisition of IDA Mining (Note 7)	-	-	-	-	-	-	-	-

Acquisition costs, December 31, 2024	179,484	54,831	17,815	41,112	228,391	128,993	203,879	67,809
Additions – cash	22,476	109,767	63,710	763	63,388	269,946	88,863	6,035
Cost recovery	-	-	-	-	-	-	-	-

Acquisition costs, December 31, 2025	201,960	164,598	81,525	41,875	291,779	398,939	292,742	73,844

Exploration costs, December 31, 2023	214,751	-	-	-	502,216	-	-	-

Incurred during the year:
Assays	-	27,378	-	-	-	-	-	599
Consulting (Note 10)	-	64,438	110,470	-	20,920	26,295	617	9,432
Field work	39	-	-	-	-	12,213	-	-
Travel	-	-	-	-	2,983	1,485	-	-

Exploration costs, December 31, 2024	214,790	91,816	110,470	-	526,119	39,993	617	10,031

Incurred during the year:
Assays	-	17,503	-	-	134,798	-	-	-
Consulting (Note 10)	-	69,988	-	-	43,410	11,684	28,692	624
Drilling	-	-	-	4,528	398,575	-	-	-
Field work	-	-	-	-	66,261	44,768	310,889	-
Travel	-	-	-	-	26,351	-	6,794	-

Exploration costs, December 31, 2025	214,790	179,307	110,470	4,528	1,195,514	96,445	346,992	10,655

Total Exploration and Evaluation Assets, as at December 31, 2025	$416,750	$343,905	$191,995	$46,403	$1,487,293	$495,384	$639,734	$84,499

Additional properties continued on the next page

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

	Drum, Utah	Diamond Jim, Nevada	Adelaide Crown, Nevada	Callaghan, Nevada	Raven, Nevada	Callaghan North and Charlie, Nevada	East Reveille, Nevada	Coleman Canyon, Nevada

Acquisition costs, December 31, 2023	$-	$-	$-	$-	$-	$-	$-	$-
Additions – cash	47,964	40,525	7,400	80,183	44,579	36,367	102,779	104,688
Acquisition of IDA Mining (Note 7)	-	-	-	-	-	-	-	-

Acquisition costs, December 31, 2024	47,964	40,525	7,400	80,183	44,579	36,367	102,779	104,688
Additions – cash	3,675	54,893	14,652	133,107	45,343	45,804	3,932	79,933
Cost recovery	-	-	-	-	-	-	-	(46,236)

Acquisition costs, December 31, 2025	51,639	95,418	22,052	213,290	89,922	82,171	106,711	138,385

Exploration costs, December 31, 2023	-	-	-	-	-	-	-	-

Incurred during the year:
Assays	-	-	-	11,651	-	599	-	599
Consulting (Note 10)	-	-	-	24,019	-	876	8,061	57,304
Field work	-	-	-	825	-	-	-	1,028
Travel	-	-	-	297	-	-	-	-

Exploration costs, December 31, 2024	-	-	-	36,792	-	1,475	8,061	58,931

Incurred during the year:
Assays	-	-	-	94,811	-	-	-	-
Consulting (Note 10)	143	-	-	59,998	-	5,634	-	15,701
Drilling	-	-	-	756,804	-	-	-	-
Field work	-	-	368	226,196	-	55,847	-	11,385
Travel	-	-	-	2,978	-	-	-	-

Exploration costs, December 31, 2025	143	-	368	1,177,579	-	62,956	8,061	86,017

Total Exploration and Evaluation Assets, as at December 31, 2025	$51,782	$95,418	$22,420	$1,390,869	$89,922	$145,127	$114,772	$224,402

Additional properties continued on the next page

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

	St. Elmo, Nevada	Clover, Nevada	West Reveille, Nevada	Coal Canyon, Nevada	Gallinas, New Mexico	Ramsey Silver, Arizona	Mustang, Nevada	Tom, Nevada

Acquisition costs, December 31, 2023	$-	$-	$-	$-	$-	$-	$-	$-
Additions – cash	16,456	6,594	-	-	-	-	-	-
Acquisition of IDA Mining (Note 7)	-	-	-	-	-	-	-	-

Acquisition costs, December 31, 2024	16,456	6,594	-	-	-	-	-	-
Additions – cash	6,990	117,463	106,950	33,838	76,115	109,264	115,587	54,948
Cost recovery	-	-	-	-	-	-	-	-

Acquisition costs, December 31, 2025	23,446	124,057	106,950	33,838	76,115	109,264	115,587	54,948

Exploration costs, December 31, 2023	-	-	-	-	-	-	-	-

Incurred during the year:
Assays	-	-	-	-	-	-	-	-
Consulting (Note 10)	3,337	-	-	-	-	-	-	-
Field work	-	-	-	-	-	-	-	-
Travel	-	-	-	-	-	-	-	-

Exploration costs, December 31, 2024	3,337	-	-	-	-	-	-	-

Incurred during the year:
Assays	-	-	4,596	-	-	-	-	-
Consulting (Note 10)	524	8,401	9,485	11,563	210	-	13,305	3,882
Drilling	-	-	-	-	-	-	-	-
Field work	-	-	-	53,890	2,536	-	108,758	111,833
Travel	169	-	-	-	-	-	-	-

Exploration costs, December 31, 2025	4,030	8,401	14,081	65,453	2,746	-	122,063	115,715

Total Exploration and Evaluation Assets, as at December 31, 2025	$27,476	$132,458	$121,031	$99,291	$78,861	$109,264	$237,650	$170,663

Additional properties continued on the next page

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

	America Mine, California	Other Properties Staking	Total
Acquisition costs, December 31, 2023	$-	$-	$330,373
Additions – cash	697,407	-	1,776,883
Acquisition of IDA Mining (Note 7)	188,029	-	188,029
Acquisition costs, December 31, 2024	885,436	-	2,295,285
Additions – cash	716,009	531,233	2,874,684
Cost recovery	-	-	(46,236)
Acquisition costs, December 31, 2025	1,601,445	531,233	5,123,733
Exploration costs, December 31, 2023	-	-	716,967
Incurred during the year:
Assays	-	-	40,826
Consulting (Note 10)	35,794	-	361,563
Field work	10,479	-	24,584
Travel	-	-	4,765
Exploration costs, December 31, 2024	46,273	-	1,148,705
Incurred during the year:
Assays	-	-	251,708
Consulting (Note 10)	24,533	18,257	330,562
Drilling	-	-	1,155,379
Field work	6,869	1,962	1,001,562
Travel	-	679	36,971
Exploration costs, December 31, 2025	77,675	20,898	3,924,887
Total Exploration and Evaluation Assets, as at December 31, 2025	$1,679,120	$552,131	$9,048,620

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

a)	Blanco Creek Property, Central Idaho, USA

During the year ended December 31, 2017, the Company’s subsidiary, Black Mammoth Gold Corporation (“Black Mammoth Gold”), entered into an assignment and assumption agreement (the “Agreement”) with IDA Gold Corporation (“IDA”) pursuant to which IDA has assigned, and Black Mammoth Gold has assumed, all of the rights and obligations of the lessee under a long-term lease of the Blanco Creek mineral property located in central Idaho. The lease is subject to an underlying two percent (2%) production royalty in favour of the landlord and a one percent (1%) production royalty in favour of IDA. The Company will be responsible for all costs of maintaining the property going forward.

Lease Terms (in United States Dollars “USD$”):

The lease term is approximately 20 years (due date is October 14, 2036) and is renewable for up to an additional 40 years (60 years in total).

Advance Royalty Payment	Payable On or Before
$6,000	Paid
$8,000	Each June 1 thereafter (2017- 2025 paid) (1)(2)

(1)

The Company has not been able to contact a claimant entitled to receive USD$1,000 of this amount since 2020. Accordingly, USD$6,000 is being held on the claimant’s behalf until such time as the funds can be disbursed appropriately.

(2)	During the year ended December 31, 2025, USD$4,000 (2024 - USD$2,000) was held by the Company on behalf of a deceased claimant until funds can be disbursed appropriately.

Provided all payments are current the Company may at any time during the life of the Agreement purchase the property for $3,000,000 from the landlord. In the alternative, and provided that all payments are current, the Company may at any time during the life of the Agreement purchase each 1% of the Production Royalty in favour of the landlord for $1,500,000. All royalty payments shall be credited against the purchase price for the Production Royalty and the Property, respectively, and any amount paid for the purchase of the Production Royalty shall be credited against the purchase price of the Property.

If the Company elects to purchase the property it will still be subject to the 1% production royalty in favour of IDA.

The Agreement is considered a related party transaction as the Company and IDA have two directors in common.

b)	Happy Cat Gold Property, Central Nevada, USA

During the year ended December 31, 2020, the Company’s subsidiary, Antelope Creek Gold Corporation (“Antelope Creek Gold”), entered into an assignment and assumption agreement (the “Agreement”) with IDA pursuant to which IDA has assigned, and Antelope Creek Gold has assumed, all of the rights and obligations of the Happy Cat Gold Property located in central Nevada.

The Company will reimburse IDA for property related costs incurred totalling USD$60,000 payable on or before April 30, 2024 (see Note 10). An extension agreement with IDA was amended and amount payable has been deferred to October 1, 2026 (see Note 14).

The property is subject to a 2.75% NSR in favour of IDA.

The Agreement is considered a related party transaction as the Company and IDA have two directors in common.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

c)	Quito Gold Property, Central Nevada, USA

On March 28, 2024, the Company entered into an option agreement between its wholly owned subsidiary, Antelope Creek Gold, and Nevada Select Royalty Inc. (“Nevada Select”) to acquire 100% interest in the Quito Gold Property located in central Nevada for consideration of USD$900,000 over 4 years as follows:

Payment	Payable On or Before
USD$35,000	Upon execution of the agreement (paid)
USD$25,000	Upon receipt of drilling permit
USD$125,000	March 28, 2025 (paid)
USD$200,000	March 28, 2026 (subsequently paid)
USD$250,000	March 28, 2027
USD$265,000	March 28, 2028

Additionally, Antelope Creek Gold will assume the property’s annual BLM and county fees.

Upon completion of the option payments, the Company will be subjected to a USD$35,000 annual advance minimum royalty and 2.5% NSR.

d)	America Mine Property, California, USA

On February 5, 2024, the Company acquired the option to acquire a 100% interest in the America Mine property located in San Bernardino County, California through the completion of the share purchase agreement of IDA Mining (see Note 7).

Pursuant to the underlying option agreement, the Company must make payments as follows: Payment Payable On or Before

Payment	Payable On or Before
USD$11,501	Upon execution of the agreement (paid)
USD$95,000	45 days from the date of execution (paid)
USD$500,000	August 31, 2024 (paid)
USD$500,000	November 7, 2025(i) (paid)

(i) extended from August 31, 2025 to November 7, 2025

Additionally, IDA Mining will assume the property’s annual fees of approximately USD$12,000, which includes all BLM and county fees. There are no royalties, work commitment amounts, finder’s fees or share compensation in connection with either the option agreement or the transaction.

e)	Amador Properties, Arizona and Nevada, USA

On March 27, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in a group of properties, which consists of Amador Property in Nevada, Big Penny Bear Property in Arizona, Zulu Property in Arizona, Northern Star Property in Arizona, and the Goldstone Property in Nevada.

Pursuant to the option agreement, the Company will be required to make the following payments:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$120,000	June 25, 2024 (paid)

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

f)	Leadore Property, Idaho, USA

On April 2, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire a 100% interest in the Leadore Property located in Lemhi County, Idaho by making payments as follows:

Payment	Payable On or Before
USD$10,000	Upon execution of the agreement (paid)
USD$30,000	April 2, 2025 (paid)
USD$30,000	April 2, 2026 (subsequently paid)
USD$30,000	April 2, 2027

g)	Adelaide Crown Property, Nevada, USA

On April 3, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Adelaide Crown Property located in Nevada by making payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$10,000	April 3, 2025 (paid)
USD$10,000	April 3, 2026 (subsequently paid)

Additionally, the Company will be subjected to a royalty of $2 per ton.

h)	Drum Property, Utah, USA

On April 15, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in a land package located in Millard County, Utah by making payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$30,000	July 14, 2024 (paid)

i)	Diamond Jim Property, Nevada, USA

On April 2, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Diamond Jim Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$23,500	July 1, 2024 (paid)

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

j)	Water Canyon Property, Nevada, USA

On April 30, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Water Canyon Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$250,000	Within 90 days of a Maiden Resource declared*

* Maiden Resource defines as a 43-101 resource in the inferred or indicated categories that is declared, for the first time on the Property, after the effective date.

The Company must also complete a drilling program on or before April 30, 2027.

The property is subject to a 2.50% NSR in favour of the optionor.

k)	Christmas Property, Idaho, USA

On May 1, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire a 100% interest in the Christmas Property located in Lemhi County, Idaho by making payments as follows:

Payment	Payable On or Before
USD$10,000	Within 10 days upon execution of the agreement (paid)
USD$200,000	90 days from the date of a maiden 43-101 compliant
inferred or indicated resources declared on the
Property
USD$40,000	May 1, 2025 (paid)
USD$50,000	May 1, 2026 (subsequent paid)
USD$50,000	May 1, 2027

l)	Callaghan Property, Nevada, USA

On July 17, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Callaghan Property located in Nevada by making an aggregate of USD$1,235,000 in cash payments as follows:

Payment	Payable On or Before
USD$20,000	July 27, 2024 (paid)
USD$10,000	July 17, 2025 (paid)
USD$15,000	July 17, 2026 (subsequent paid)
USD$20,000	July 17, 2027
USD$20,000	July 17, 2028
USD$25,000	July 17, 2029
USD$25,000	July 17, 2030
USD$25,000	July 17, 2031
USD$25,000	July 17, 2032
USD$25,000	July 17, 2033
USD$25,000	July 17, 2034
USD$1,000,000	July 17, 2035

The property is subject to a 1.0% NSR in favour of the optionor.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

m)	Callaghan North and Charlie Property, Nevada, USA

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Callaghan North Property located in Nevada by making USD$24,570 in cash payments for claims fees (paid).

The property is subject to a 1.0% NSR royalty, of which 0.25% can be repurchased prior to commercial production for USD$225,000.

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Charlie Property located in Lander County as follows:

Payment	Payable On or Before

USD$5,000	Upon execution of the agreement (paid)

USD$5,000	September 24, 2025 (paid)

USD$5,000	September 24, 2026 (subsequently paid)

USD$5,000	September 24, 2027

USD$150,000	90 days from the date of a maiden 43-101 compliant inferred or indicated resources declared on the Property

The property is subject to a 2.0% NSR in favour of the optionor.

n)	Raven Property, Nevada, USA

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Raven Property located in Nevada by making USD$30,030 in cash payments for claims fees (paid).

Certain claims with a pre-existing 0.5% NSR royalty interest will be subject to an additional 0.5% NSR royalty while unencumbered claims will be subject to a 1.0% NSR royalty, of which 0.25% can be repurchased prior to commercial production for USD$275,000.

o)	Barbara Mine Property, Oregon, USA

On September 13, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire a 100% interest in the Barbara Property located in Oregon by making an aggregate of USD$30,000 in cash payments as follows:

Payment	Payable On or Before

USD$5,000	September 23, 2024 (paid)

USD$25,000	December 12, 2024 (paid)

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

p)	East Reveille Property, Nevada, USA

On November 14, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the East Reveille Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before

USD$75,000	Upon execution of the agreement (paid)

USD$75,000	Within 30 days of a Maiden Resource declared*

USD$75,000	Within one year of a Maiden Resource declared*

* Maiden Resource defines as a 43-101 resource in the inferred or indicated categories that is declared, for the first time on the Property, after the effective date.

q)	St. Elmo Property, Nevada, USA

On November 14, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the St. Elmo Property located in Nevada by making an aggregate of USD$75,000 in cash payments as follows:

Payment	Payable On or Before

USD$5,000	10 days from the date of execution (paid)

USD$5,000	November 14, 2025 (paid)

USD$20,000	November 14, 2026 (subsequently paid)

USD$45,000	November 14, 2027

Additionally, the Company must pay the BLM fees annually and reimburse USD$7,008 of BLM fees paid by the vendor during September 2024 (paid).

The property is subject to a 2.5% NSR in favour of the optionor.

r)	Coleman Canyon Property, Nevada, USA

On December 31, 2024, the Company entered into mineral lease purchase agreement (the “Agreement”) with TUVERA Exploration Inc. (“TUVERA”) (formerly ARNEVUT Resources Inc.) pursuant to which TUVERA has assigned, and Antelope Creek Gold has assumed, all of the rights and obligations of TUVERA under a long-term lease (the “Lease”) of the Coleman Canyon Property located in Nevada, USA. The Lease is subject to an underlying production royalty of up to three percent (3.0%) in favour of the landlord and the 89 federal claims staked in 2024 and the 103 claims staked in 2025 by the Company, of which are subject to a 1.0% production royalty in favour of TUVERA. The Company will be responsible for all costs of maintaining the property going forward.

The Leases, signed in 2010 for an initial term of 20 years, can be extended for an additional 20 years under certain conditions. The Company understands that the Lease payments are in arrears but that the Leases are still in force. There are no payments, work commitment amounts, finder’s fees or share compensation in connection with the acquisition.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

s)	Clover Property, Nevada, USA

On January 8, 2025, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Clover Property located in Nevada by making an aggregate of USD$185,000 in cash payments as follows:

Payment	Payable On or Before

USD$7,500	Upon execution of the agreement (paid)

USD$15,000	January 8, 2026 (paid)

USD$30,000	January 8, 2027

USD$65,000	January 8, 2028

USD$67,500	January 8, 2029

The property is subject to a 2.50% NSR in favour of the optionor.

t)	West Reveille, Nevada, USA

On January 31, 2025, the Company entered into a property acquisition agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the West Reveille Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before

CAD$100,000	Upon execution of the agreement (paid)

CAD$25,000	First business day following commencement of a drilling program on the Property

The property is subject to a pre-existing 3.0% NSR in favour a royalty holder.

u)	Coal Canyon Property, Nevada, USA

On April 4, 2025, the Company entered into an exploration lease and option to purchase agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Coal Canyon Property located in Nevada, USA. The term of the lease is 40 years. To maintain the lease in good standing, the Company is required to make the following payments:

Payment	Payable On or Before

USD$5,000	10 days from execution of the agreement (paid)

USD$10,000	60 days from execution of the agreement (paid)

USD$15,000	April 7, 2026 (subsequently paid)

USD$18,000	April 7, 2027

USD$20,000	April 7, 2028

USD$22,000	April 7, 2029

USD$25,000	April 7, 2030

USD$25,000	April 7, 2031

USD$30,000	April 7, 2032 and annually thereafter to the commencement of commercial production

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

u)	Coal Canyon Property, Nevada, USA (continued)

The Company has the option to acquire a 100% interest in the property at any time, subject to the GSR, for $500,000. Any lease payments made prior to exercising the option to acquire the property will not be applied against the purchase price.

The property is subject to a 1.2% gross returns royalty (“GSR”) in favour of the optionor, whereby 0.2% can be repurchased by the Company for US$200,000 any time prior to the commencement of commercial production.

There are no work commitment amounts, finder’s fees or share compensation in connection with the lease agreement.

v)	Gallinas Property, New Mexico, USA

On August 20, 2025, the Company entered into an exploration lease and option agreement through its wholly owned subsidiary, Antelope Creek Gold, to explore and acquire a 100% interest in the Gallinas Property located in New Mexico, USA. The property consists of Bellwether claims and claims in the area of interest (“AOI”) which are contiguous with the Gallinas claims, and in aggregate form the Gallinas property.

The Gallinas claims are 100% owned by the Company. The lease term for the Bellwether claims is 40 years, of which the Company can enter on and use the property to explore and develop minerals by making the following lease payments:

Payment	Payable On or Before

USD$10,000	10 days from the date of execution (paid)

USD$5,000	Each August 25 thereafter until the commencement of
commercial production of minerals from the property.

The Company also has the right to acquire 100% interest of the Bellwether claims by making a lump-sum payment of US$300,000, which is independent of the lease payments.

The Bellwether claims are subject to a 1.25% NSR with a 0.50% NSR on claims in the AOI, both in favour of the optionor. The Company has the option to repurchase one-half of the NSRs for Bellwether claims and any AOI claims for a payment of USD$500,000 (being 0.625% on the Bellwether claims and 0.25% on any AOI claims) at any time prior to commercial productions.

w)	Ramsey Silver Property, Arizona, USA

On October 31, 2025, the Company entered into a purchase agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Ramsey Silver Property claims located in La Paz County, Arizona by making USD$30,000 in cash payments (paid).

BLM claims were purchased from a separate private vendor in June 2025 for USD$12,000 (see iii in Note 8z).

There are no royalties, finders’ fees or share compensation in connection with the Ramsey property acquisition.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

x)	Mustang Gold and Silver Property, Nevada, USA

On December 18, 2025, the Company acquired a 100% interest in the Mustang Gold and Silver Property located in Nye County, Nevada via direct staking by the Company’s wholly owned subsidiary, Antelope Creek Gold.

Finder’s fee of USD$12,000 were paid to a private vendor in June 2025 (see (iii) in Note 8z).

y)	Tom Pediment Property, Nevada, USA

During the year ended December 31, 2025, the Company acquired a 100% interest in the Tom Pediment Property located in Lander County, Nevada via direct staking by the Company’s wholly owned subsidiary, Antelope Creek Gold.

There are no finders’ fees, royalties, share compensation or other terms in connection with the acquisition.

z)	Other properties staking, Nevada, Arizona, Utah and New Mexico, USA

i)

On February 20, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a group of properties located in in Nevada, Arizona and New Mexico.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$60,000, of which half of the amount (USD$30,000 - paid) was payable upon completion of the staking of the properties, and the remaining half (USD$30,000 - paid) was payable upon satisfaction of on-site review of to the properties.

The Company will also have an option to acquire a separate property, Pilgrim Tailing, in consideration of the following:

Payment	Payable On or Before

USD$5,000	Upon completion of the staking of the group of properties
mentioned above (paid)

USD$25,000	February 20, 2026 (subsequently paid)

ii)	On May 5, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a property located in New Mexico.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$12,000, of which the half of the amount (USD$6,000 - paid) was payable upon completion of the staking of the property and the remaining half (USD$6,000 - paid) was payable upon satisfaction of on-site review of the property. The Company agrees to pay the finder’s staking fee, as well as the BLM and county filing fee.

iii)

On June 2, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a group of properties located in Nevada, Arizona and Utah.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$90,000, of which half of the amount (USD$45,000 - paid) was payable upon completion of the staking of the properties, and the remaining half (USD$45,000 - $39,000 paid, $6,000 waived by the vendor) was payable upon satisfaction of on-site review of the properties. The Company also paid USD$15,000 of finder’s staking fee.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

iv)

On December 10, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking two properties located in Nevada and Arizona.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$12,000 per property, of which the amount was payable upon completion of the staking of each property and the Company intends to file the claims with BLM (USD$12,000 paid for Arizonia property, USD$12,000 subsequently paid for Nevada property).

9.	SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value

b)	Issued and Outstanding

During the year ended December 31, 2025, the Company:

•	issued 7,781,000 common shares pursuant to exercise of warrants for gross proceeds of $3,921,350, and accordingly, relocated $24,700 from reserves to share capital.

•	issued 60,000 common shares pursuant to exercise of options for gross proceeds of $19,620, and accordingly, relocated $13,428 from reserves to share capital.

During the year ended December 31, 2024, the Company:

•

issued 4,600,000 units pursuant to a private placement financing, for gross proceeds of $3,220,000. Each unit contained one common share and one-half common share purchase warrant, with each purchase warrant exercisable into one common share for a period of two years at an exercise price of $1.10. In connection with the private placement, the Company paid finder’s fees of $50,400 and issued 72,000 finder’s warrants (valued at $49,400) exercisable for a period of two years at an exercise price of $1.10.

•

issued 2,300,000 units pursuant to the first tranche of a private placement financing, for gross proceeds of $276,000. Each unit contained one common share and one common share purchase warrant, with each purchase warrant exercisable into one common share for a period of three years at an exercise price of $0.20. Of the proceeds received, $40,000 was recorded in subscriptions received in advance as at December 31, 2023.

•

issued 2,200,000 units pursuant to the second and final tranche of a private placement financing, for gross proceeds of $264,000. Each unit contained one common share and one common share purchase warrant, with each purchase warrant exercisable into one common share for a period of three years at an exercise price of $0.20.

•	issued 635,000 common shares pursuant to exercise of warrants for gross proceeds of $95,250.

•	issued 94,500 common shares pursuant to exercise of options for gross proceeds of $19,845, and accordingly, relocated $8,380 from reserves to share capital.

•	closed a debt settlement of $148,800 by issuing 1,240,000 common shares valued at $161,200, which resulted a loss of $12,400 (Note 10).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

•

issued 5,600,000 units pursuant to a private placement financing, for gross proceeds of $2,800,000. Each unit contained one common share and one-half common share purchase warrant, with each purchase warrant exercisable into one common share for a period of two years at an exercise price of $0.75.

c)	Stock Options

The Company has a stock option plan whereby it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company at prices to be determined and for a term not in excess of five years. Stock options granted to consultants conducting investor relations activities vest in accordance with TSX regulations. Unless otherwise stated, share purchase options vest when granted.

During the year ended December 31, 2025 the Company granted no stock options.

During the year ended December 31, 2024, the Company:

•

granted 297,000 incentive stock options to directors and a consultant of the Company, exercisable at a price of $0.12 and having an expiry date of January 19, 2029. The options will vest 30% after year one, 30% after year two, and 40% after year three.

•

granted 1,120,000 incentive stock options to directors and consultants of the Company, exercisable at a price of $0.60 and having an expiry date of May 21, 2029. The options will vest 30% after year one, 30% after year two, and 40% after year three.

As at December 31, 2025, the following options were outstanding for the purchase of common shares:

Expiry date	Exercise price	Number of options outstanding	Exercisable

April 25, 2027	$0.21	1,153,500(i)	1,153,500

January 19, 2029	$0.12	297,000	89,100

May 21, 2029	$0.60	1,102,000	318,000

		2,552,500	1,560,600

(i) 31,500 options exercised subsequent to December 31, 2025.

Summaries of changes in stock options are presented below:

	FOR THE YEAR ENDED DECEMBER 31, 2025		FOR THE YEAR ENDED DECEMBER 31, 2024
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of year	2,612,500	$0.37	1,290,000	$0.21

Granted	-	-	1,417,000	0.50
Exercised	(60,000)	0.33	(94,500)	0.21

Balance, end of year	2,552,500	$0.37	2,612,500	$0.37

The weighted-average remaining contractual life of the options at December 31, 2025 was 2.41 years (2024 - 3.40 years).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

c)	Stock Options (Continued)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	December 31, 2025	December 31, 2024

Risk-free interest rate	-	3.62%
Exercise price	-	$0.50
Expected life of options	-	5 years
Expected annualized volatility	-	158.34%
Expected dividend rate	-	-

Volatility is determined based on historical stock prices.

d)	Share Purchase Warrants

As at December 31, 2025, following share purchase warrants were outstanding:

Expiry date	Exercise price	Number of warrants outstanding	Exercisable

April 19, 2026(i)	$0.15	700,000(ii)	700,000

May 16, 2026	$0.75	300,000(iii)	300,000

October 25, 2026	$1.10	1,060,000(iv)	1,060,000
October 25, 2026	$1.10	36,000(v)	36,000
February 22, 2027	$0.20	1,460,000(vi)	1,460,000
March 15, 2027	$0.20	2,200,000(vii)	2,200,000

		5,756,000	5,756,000
(i)	extended to April 19, 2026 from April 19, 2024.
(ii)	700,000 share purchase warrants exercised subsequent to December 31, 2025.
(iii)	300,000 share purchase warrants exercised subsequent to December 31, 2025.
(iv)	737,500 share purchase warrants exercised subsequent to December 31, 2025.
(v)	18,000 share purchase warrants exercised subsequent to December 31, 2025.
(vi)	1,460,000 share purchase warrants exercised subsequent to December 31, 2025.
(vii)	2,200,000 share purchase warrants exercised subsequent to December 31, 2025.

Summaries of changes in share purchase warrants are presented below:

	FOR THE YEAR ENDED DECEMBER 31, 2025		FOR THE YEAR ENDED DECEMBER 31, 2024
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance, beginning of year	13,537,000	$0.46	4,500,000	$0.15

Granted	-	-	9,672,000	0.58

Exercised	(7,781,000)	0.50	(635,000)	0.15

Balance, end of year	5,756,000	$0.39	13,537,000	$0.46

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

10.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

The following transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. All amounts owing are non-interest bearing, with no specific repayment terms and are unsecured, unless otherwise specified.

a)	Amounts owing to related parties:

•	$48,509 (2024 – $148,508) was payable to an officer of the Company for consulting fees and expenses paid on behalf of the Company; and
•	$82,140 (USD$60,000) (2024 - $86,301 (USD$60,000)) payable to IDA (see Note 8 b).

The extension agreement with IDA was amended whereby the amount payable to IDA has been deferred until October 1, 2026.

b)	Transactions with related parties

During the years ended December 31, 2025 and 2024, the following amounts were paid and/or accrued to officers and directors of the Company:

	For the year ended December 31,
	2025	2024
Key management compensation
Management fees – operating	$75,646	$49,981
Consulting fees – exploration and evaluation	$40,000	$46,045
Share-based compensation	$97,258	$95,730

Effective November 1, 2024, the annual fees paid to the CEO of the Company were increased from $60,000 to $100,000 pursuant to a consulting agreement that renews on an annual basis.

During the year ended December 31, 2024, the Company settled $114,000 owed to the CEO by issuing 950,000 common shares valued at $123,500, which resulted in a loss of $9,500.

During the year ended December 31, 2024, $687 of interest was paid to an officer of the Company as compensation for borrowing costs incurred for advances to the Company since May 1, 2022.

During the year ended December 31, 2024, the Company completed the acquisition of IDA Mining Corporation by entering into a share purchase agreement to acquire all of the issued and outstanding shares of IDA Mining with the CEO and a director of the Company (Note 7).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

11.	CAPITAL MANAGEMENT

When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has interests are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the year.

12.	FINANCIAL INSTRUMENTS

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 –	Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 –

Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

Level 3 –	Applies to assets or liabilities for which there are unobservable market data.

The following table provides the fair value measures by level of valuation assumptions used:

	FAIR VALUE	AS AT DECEMBER 31, 2025		AS AT DECEMBER 31, 2024
	INPUT LEVEL	CARRYING AMOUNT	ESTIMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE
Financial Assets:
Cash	1	$1,322,340	$1,322,340	$3,399,917	$3,399,917
Reclamation bonds		$91,227	$91,227	$53,490	$53,490

Financial Liabilities:
Accounts payable and accrued liabilities		$109,726	$109,726	$78,227	$78,227
Due to related parties		$130,649	$130,649	$234,809	$234,809

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

The Company’s credit risk is primarily attributable to cash. Cash is held with one reputable Canadian chartered bank which is closely monitored by management. Management believes that the credit risk concentration with respect to cash is minimal.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

12.	FINANCIAL INSTRUMENTS (Continued)

b)	Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2025, the Company had current liabilities of $240,375 (2024 - $78,227). All of the Company’s liabilities are subject to normal trade terms. See Notes 10 and 14.

c)	Market Risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not currently have any variable interest rate assets or liabilities. Interest rate risk is assessed as low.

ii)	Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

iii)	Foreign Currency Risk

The Company’s functional currency and the reporting currency is the Canadian dollar (“CDN$”). Periodically the Company incurs charges on its operations for settlement in currencies other than its functional currency and any gain or loss arising on such transactions is recorded in operations for the year.

As at December 31, 2025, a 10% change in the USD relative to the CDN$ does not have a significant impact on net loss for the year. Any unrealized translation adjustments arising at year end are included in operating loss for the year.

13.	SEGMENTED INFORMATION

The Company operates in one business segment, mineral exploration. Its resource properties are located in the United States.

14.	DEBT DEFERRAL AGREEMENTS

The Company had a debt deferral agreement with a creditor deferring payment of $35,583 until June 30, 2025. This balance was non-interest bearing, with no specific terms of repayment and was unsecured. The balance was paid during the year ended December 31, 2024.

During the year ended December 31, 2023, the debt deferral agreement with the officer was amended whereby the amount payable to him of $148,508 was deferred until May 31, 2025. The debt was fully repaid during the year ended December 31, 2025. Concurrently, the extension agreement with IDA was amended whereby the amount payable to IDA $82,140 (USD$60,000) (2024 - $86,301 (USD$60,000)) has been deferred until October 1, 2026.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

15.	LOAN PAYABLE

During the year ended December 31, 2020, the Company received a CEBA loan of $40,000 to provide emergency support for its business due to the impact of COVID-19. In October 2022, the Company received notice from its bank that it did not meet the eligibility criteria for the CEBA loan; was not eligible to receive loan forgiveness of up to 25% ($10,000); was in default under the loan agreement and was required to pay the outstanding balance in full by December 31, 2023.

The loan was fully repaid on January 5, 2024.

16.	INCOME TAXES

The recovery of income taxes shown in the statement of loss and comprehensive loss differs from the amounts obtained by applying statutory rates due to the following:

	2025	2024

Statutory rates	27.00%	27.00%
Expected income tax recovery	$(164,000)	$(158,000)
Non-deductible (taxable) items	80,000	58,000
Difference in tax rate of foreign jurisdiction	-	2,000
True-up	(348,000)	-
USA tax losses not recognized	-	8,000
Changes in tax assets not recognized	432,000	90,000

Deferred income tax recovery	$-	$-

The significant components of the Company’s deferred net income tax assets are approximately as follows:

	2025	2024
Deferred tax assets
Non-capital loss carry forward	$2,245,000	$2,066,000
Resources deduction and other	853,000	600,000
	3,098,000	2,666,000
Less: Deferred tax assets not recognized	(3,098,000)	(2,666,000)
	$-	$-

The Company has non-capital losses carried forward in Canada of approximately $8,426,000 (2024 - $7,652,000) that are available for tax purposes. The non-capital losses are set to expire beginning 2026 to 2045.

17.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2025, the Company:

i)	issued 5,415,500 common shares pursuant to the exercise of warrants for gross proceeds of $1,893,050.

ii)	issued 31,500 common shares pursuant to the exercise of options for gross proceeds of $6,615.

iii)

granted 250,000 incentive stock options to three consultants of the Company, exercisable at a price of $5.51 and having an expiry date of March 10, 2031. The options will vest 30% after year one, 30% after year two, and 40% after year three.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

17.	SUBSEQUENT EVENTS (Continued)

iv)

entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in a group of claims located in Utah by making cash payments of USD$16,000 (paid) and reimburse staking costs of USD$6,000 (paid).

There are no royalties or share compensation in connection with the acquisition of the group of claims in Utah Mineral Mountain property acquisition.